JCF FPK I LP
717 Fifth Avenue, 26th Floor
New York, NY 10022

Red Mountain Capital Partners LLC
10100 Santa Monica Blvd.
Suite 925
Los Angeles, California 90067

Attention:  Willem Mesdag

April 20, 2007

Re:  Encore Capital Group, Inc.

Dear Will:

JCF FPK I LP (“FPK”) understands that Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (the “Red Mountain Partnerships”), which are affiliates of Red Mountain Capital Partners LLC (“Red Mountain”), together own 3,435,062 shares of common stock, par value $.01 per share (“Common Stock”), of Encore Capital Group, Inc. (the “Company”), which shares represent approximately 15.1% of the outstanding Common Stock as of the date of the filing of the RM 13D (as defined below), and that Red Mountain, the Red Mountain Partnerships and certain other related persons (the “RM Filing Persons”) have filed a Schedule 13D (the “RM 13D”) with the Securities and Exchange Commission (the “SEC”) in connection therewith.  References herein to “we,” “us,” or “our” refer collectively to FPK and Red Mountain.

We have held preliminary discussions with each other regarding the possibility that, if FPK or one or more of its affiliates were to acquire shares of Common Stock, we might collaborate with each other with respect to our respective ownership of such shares.  Among other things, such collaboration might include agreements regarding the voting, disposition or acquisition of Common Stock, as well as board representation.  This letter is to confirm our mutual intentions to continue these discussions with each other with a view to defining the scope and terms of any such collaboration and, if each of us determines in its sole discretion to do so, to enter into a written agreement with respect thereto.

In light of the foregoing, we agree with each other that the RM 13D will be amended to reflect the existence and terms of this letter and that the RM Filing Persons may be deemed to be members of a “group” (within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with FPK and its related persons (the “FPK Filing Persons”) who file a Schedule 13D with the SEC with respect to beneficial ownership of Common Stock (the “FPK 13D”).  The FPK 13D will include corresponding disclosure.  We also understand that the RM Filing Persons will disclaim beneficial ownership of any shares of Common Stock held by the FPK Filing Persons and that the FPK Filing Persons will disclaim beneficial ownership of any shares of Common Stock held by the RM Filing Persons.

Either party may terminate the discussions (and any negotiations) referred to above at any time by written notice to the other party, for any reason or for no reason, whereupon any and all obligations under this letter will immediately terminate, without any liability on the part of any person, except that the provisions of the following paragraphs in this letter will continue to apply.

Each party agrees that, except with the mutual consent of both parties or as required by law or regulation (including, without limitation, reporting obligations under the Exchange Act and the rules and regulations thereunder) or by legal or judicial process, the collaboration contemplated in this letter will be kept confidential by the parties and their affiliates, other than disclosure to their respective directors, officers, employees, advisors or other representatives who need to know such information for purposes related to such collaboration and who agree or are subject to duties of confidentiality with respect thereto.  Each party further agrees, prior to any disclosure of the collaboration contemplated in this letter that is required by law or regulation (including, without limitation, reporting obligations under the Exchange Act and the rules and regulations thereunder) or by legal or judicial process, to the extent reasonably practicable, to consult with the other if any such disclosure is to be made.

Each party further understands and agrees that no contract or agreement with respect to the matters described in this letter shall be deemed to exist unless and until a definitive written agreement with respect thereto has been executed and delivered, and that unless and until such a definitive written agreement has been executed and delivered, none of the parties or any of their affiliates or representatives has or will be deemed to have any legal obligation of any kind whatsoever with respect to such matters by virtue of this letter or any other written or oral expression with respect thereto, except, in the case of this letter, for the matters specifically agreed to herein.

This letter may be executed in separate counterparts, all of which, taken together, will constitute one and the same instrument.  This letter constitutes the entire understanding of the parties as of the date hereof, and supersedes any prior statements, whether written or oral, between the parties or any of their affiliates or representatives (including, without limitation, the RM Filing Persons and the FPK Filing Persons) with respect to the subject matter of this letter.  This letter may only be amended by an instrument in writing signed by the parties.  If any provision of this letter is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.  This letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

[Continued on next page.]

Please confirm that this letter sets forth our mutual understanding as of the date hereof by signing a copy of this letter and returning it to FPK.  A facsimile signature will be considered to be binding.

Very truly yours,

JCF FPK I LP

By: JCF ASSOCIATES II-A LP, its general partner

By: JCF ASSOCIATES II-A LLC, its general partner

By:

/s/ Sally Rocker

       Name:

Sally Rocker

       Title:

Managing Director

Accepted and agreed:

RED MOUNTAIN CAPITAL PARTNERS LLC

By:

/s/ Willem Mesdag

            Name:  Willem Mesdag

           Title:  Managing Partner